 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 10, 2026

EGH Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42636	98-1836055
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7901 4th Street North

Suite No. 12820

St. Petersburg, FL 33702

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (941) 274-3811

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	EGHAU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	EGHA	The Nasdaq Stock Market LLC
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of the initial business combination	EGHAR	The Nasdaq Stock Market LLC

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On February 5, 2026, Hecate Energy Group LLC (“Hecate”) hosted a live investor presentation with EGH Acquisition Corp. (“EGH”). A transcript of that investor presentation is attached as Exhibit 99.1 to this Current Report.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of EGH under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination between EGH and Hecate (“Business Combination”), EGH intends to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) that includes a preliminary proxy statement/prospectus of EGH, and after the Registration Statement is declared effective, EGH will mail a definitive proxy statement/prospectus relating to the Business Combination to EGH’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of EGH’s shareholders to be held to approve the Business Combination. EGH may also file other documents with the SEC regarding the Business Combination. EGH shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about EGH, Hecate and the Business Combination. Shareholders and investors will be able to obtain free copies of the proxy statement and other relevant materials (when they become available) and other documents filed by EGH at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication relates to a proposed business combination between EGH and Hecate and does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction, and shall not constitute an offer to sell or exchange or a solicitation of an offer to buy any securities of EGH (prior to or upon consummation of the Business Combination) or Hecate, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

EGH and Hecate and their respective directors and officers may be deemed to be participants in the solicitation of proxies from EGH’s shareholders in connection with the Business Combination. Information about EGH’s directors and executive officers and their ownership of EGH’s securities is set forth in EGH’s filings with the SEC. To the extent that holdings of EGH’s securities by EGH’s directors and executive officers have changed since the amounts printed in the prospectus for EGH’s public offering dated May 8, 2025, as filed with the SEC on May 9, 2025 (the “Prospectus”), such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Registration Statement, including the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements included in this communication may be considered forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and generally relate to future events or EGH’s or Hecate’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements include, among others, statements about EGH’s and Hecate’s ability to effectuate the Business Combination; the benefits of the Business Combination; the future financial performance of the combined company following the Business Combination; changes in EGH’s or Hecate’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the Closing and plans and objectives of management. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing EGH’s or Hecate’s views as of any subsequent date, and none of EGH or Hecate undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, EGH’s and Hecate’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the Business Combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the Business Combination; (iii) the outcome of any legal proceedings that may be instituted against EGH, Hecate or others following announcement of the Business Combination; (iv) the inability to complete the Business Combination due to the failure to obtain the approval of EGH shareholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the stock exchange following the Business Combination; (vii) the risk that the Business Combination disrupts current plans and operations of Hecate as a result of the announcement and consummation of the Business Combination; (viii) the ability to recognize the anticipated benefits of the Business Combination; (ix) unexpected costs related to the Business Combination; (x) the amount of any redemptions by public shareholders of EGH being greater than expected; (xi) the management and board composition of the combined company following the Business Combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in the Trust Account or available from interest income on the balance of the Trust Account; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that EGH, Hecate or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Hecate’s resources; (xviii) the risks that the consummation of the Business Combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement to be filed by EGH with the SEC and those included under the heading “Risk Factors” in the Prospectus and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by EGH, Hecate, their respective directors, officers or employees or any other person that EGH and Hecate will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of EGH and Hecate as of the date of this communication. Subsequent events and developments may cause that view to change. However, while EGH and Hecate may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of EGH or Hecate as of any date subsequent to the date of this communication.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Transcript of Live Investor Presentation by Hecate Energy Group LLC and EGH Acquisition Corp. on February 5, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 10, 2026

EGH ACQUISITION CORP.

By:	/s/ Andrew B. Lipsher
Name:	Andrew B. Lipsher
Title:	Chief Executive Officer